

Mail Stop 3720

December 29, 2016

Jim Norrod
Chief Executive Officer
DASAN Zhone Solutions, Inc.
7195 Oakport Street
Oakland, CA 94621

> Re: **DASAN Zhone Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 14, 2016**
> **File No. 000-32743**

Dear Mr. Norrod:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2016

Overview, page 20

1.   Expand your disclosure here and throughout your results of operations to explain how your business and results of operations are reasonably likely to change as a result of the recently completed reverse acquisition. For example, we note your revenue by geography on page 23. Because DASAN Network Solutions was based in Korea, you should discuss whether the Korean market will become a much more significant target market in future periods.

2.   Identify any of your three customers that accounted for more than 10% of your revenues for the periods being presented. Indicate whether they were customers of DASAN or Legacy Zhone prior to the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications